SCHEDULE A

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and/or directors of the Reporting Persons are set forth below.

Except as set forth in this Schedule A, to the best knowledge of the Reporting Persons, none of the individuals listed below beneficially owns any Shares. Except as otherwise noted below, each individual has sole voting and/or investment power over the Shares listed.

Lincoln National Corporation

The officers and directors of Lincoln National Corporation, who are all citizens of the United States, are set forth below. The business address for each person listed below is c/o Lincoln National Corporation, 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087.

OFFICERS

Name	Present Principal Occupation or Employment	Number of Shares Beneficially Owned
Ellen G. Cooper	President, Chief Executive Officer and Director	0
Nilanjan (Neel) Adhya	Executive Vice President, Chief AI, Data and Analytics Officer	0
Craig T. Beazer	Executive Vice President and General Counsel	0
Jennifer Charters	Executive Vice President and Chief Information Officer	0
John C. Kennedy	Executive Vice President and Chief Distribution and Brand Officer	0
Brian Kroll	Executive Vice President, Head of Retail Life and Annuity Solutions	0
John G. Morriss	Executive Vice President and Chief Investment Officer	0
Christopher Neczypor	Executive Vice President and Chief Financial Office	0
Andrew D. Rallis	Executive Vice President and Chief Risk Officer	0
James Reid	Executive Vice President and President, Workplace Solutions	0
Sean N. Woodroffe	Executive Vice President and Chief People, Communications and Enterprise Services Officer	0

DIRECTORS

Name	Present Principal Occupation or Employment	Number of Shares Beneficially Owned
Deirdre P. Connelly	Retired President, North American Pharmaceuticals of GlaxoSmithKline	0
Ellen G. Cooper	Chairman, President and CEO, LNC	0
William H. Cunningham	Professor, University of Texas at Austin and James J. Bayless Chair for Free Enterprise at the University's McCombs School of Business	0
Reginald E. Davis	Senior EVP and President of Consumer and Small Business Banking, Flagstar Financial, Inc..	0
Eric G. Johnson	Chair of the Board, Baldwin Richardson Foods Company	0
Gary C. Kelly	Chairman Emeritus, Southwest Airlines	0

M. Leanne Lachman	President, Lachman Associates LLC and Executive in Residence, Columbia Graduate School of Business	0
Dale LeFebvre	Founder and Chairman, 3.5.7.11	0
James Morris	Retired Chairman of the Board, President and CEO, Pacific Life Insurance Company	0
Owen M. Ryan, Jr.	Chairman of the Board and Co-CEO, BlackLine, Inc.	0

The Lincoln National Life Insurance Company

The officers and directors of The Lincoln National Life Insurance Company, who are all citizens of the United States, are set forth below. The business address for each person listed below is c/o The Lincoln National Life Insurance Company, 1301 South Harrison Street, Fort Wayne, Indiana 46802.

OFFICERS

Name	Present Principal Occupation or Employment	Number of Shares Beneficially Owned
Ellen G. Cooper	President, Chief Executive Officer and Director	0
Nilanjan (Neel) Adhya	Executive Vice President, Chief AI, Data and Analytics Officer	0
Craig T. Beazer	Executive Vice President and General Counsel	0
Jennifer Charters	Executive Vice President and Chief Information Officer	0
John C. Kennedy	Executive Vice President and Chief Distribution and Brand Officer	0
Brian Kroll	Executive Vice President, Head of Retail Life and Annuity Solutions	0
John G. Morriss	Executive Vice President and Chief Investment Officer	0
Christopher Neczypor	Executive Vice President and Chief Financial Office	0
Andrew D. Rallis	Executive Vice President and Chief Risk Officer	0
James Reid	Executive Vice President and President, Workplace Solutions	0

DIRECTORS

Name	Present Principal Occupation or Employment	Number of Shares Beneficially Owned
Craig T. Beazer	Executive Vice President and General Counsel	0
Ellen G. Cooper	President, Chief Executive Officer and Director	0
John G. Morriss	Executive Vice President and Chief Investment Officer	0
Christopher M. Neczypor	Executive Vice President and Chief Financial Office	0
Eric B. Wilmer	Assistant Vice President	0

Lincoln Financial Investments Corporation

The officers and directors of Lincoln Financial Investments Corporation, who are all citizens of the United States, are set forth below. The business address for each person listed below is c/o Lincoln Financial Investments Corporation, 150 N. Radnor-Chester Road, Radnor, Pennsylvania 19087.

OFFICERS

Name	Present Principal Occupation or Employment	Number of Shares Beneficially Owned
Paul Chryssikos	Senior Vice President and Chief Legal Officer	0
James Hoffmayer	Vice President, Chief Accounting Officer and Treasurer	0
John Weston	Chief Compliance Officer and Vice President	0

DIRECTORS

Name	Present Principal Occupation or Employment	Number of Shares Beneficially Owned
Adam Cohen	Director	0
Jason Crane	Director	0
Gordon Huellmantel	Director, Senior Vice President	0
John Kennedy	Director	0
John Morriss	Director, Chairman and President	0
Darrel Tedrow, Jr.	Director	0